

July 21, 2011

Via E-mail

Mr. C. Lynn White
Chief Executive Officer
One XL Corp.
3925 Ayrshire Place
Charlotte, NC 28210

> **Re:** **One XL Corp.**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed October 13, 2010**
> **Forms 12b-25**
> **Filed September 29, 2010, November 12, 2010**
> **and May 16, 2011**
> **File No. 000-53423**

Dear Mr. White:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Report of Independent Registered Public Accounting Firm, page F-2

1. Auditor association with the cumulative financial information of a development stage entity is required on an annual basis as long as the registrant is in the development stage. Please revise to provide an audit report of a PCAOB-registered auditor for the cumulative period from February 20, 2008 (inception) to June 30, 2010.

2. We note that the audit report of Bongiovanni and Associates is not signed. Please obtain and file a report of independent registered public accounting firm that contains either a manual signature or a conformed signature of your independent registered public accounting firm. Refer to Rule 2-02(a)(2) of Regulation S-X.

Forms 12b-25 Filed September 29, 2010, November 12, 2010 and May 16, 2011

3.   We note you filed several Forms 12b-25 for the notification of late filing of Form 10-K and Forms 10-Q due to the inability to receive documentation from a third party in a timely manner. Please clarify for us what the third party documentation was and why it affected your ability to file your Form 10-K and Form 10-Q timely. Please confirm that you will, in future filings, include an exhibit that contains a statement signed by the third party stating the specific reasons why it is unable to furnish the required documentation on or before the date such reports must be filed, pursuant to Rule 12b-25(c) of the Securities Exchange Act of 1934.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services